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Exhibit 11.1

ML Macadamia Orchards, L.P.
Computation of Net Income (Loss) per Class A Unit
(in thousands, except per unit data)

	2001	2000	1999
Net income (loss)	$1,010	$(398)	$4,645
Class A Unitholders (ownership percentage)	× 99%	× 99%	× 99%

Net income (loss) allocable to Class A Unitholders	$1,000	$(394)	$4,599

Class A Units outstanding	7,500	7,500	7,500

Net income (loss) per Class A Unit	$0.13	$(0.05)	$0.61

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ML Macadamia Orchards, L.P. Computation of Net Income (Loss) per Class A Unit (in thousands, except per unit data)